VIA EDGAR and FACSIMILE (202) 772-9208

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-0408
Attention:  Mr. Donald A. Walker

RE:         Trinity Capital Corporation

Form 10-K for the fiscal year ended December 31, 2005

File No. 000-50266

Dear Mr. Walker:

Trinity Capital Corporation (the “Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated April 24, 2006, relating to the above-referenced filing. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Balance Sheet Analysis — Non-performing Loans

1.              Please provide in your response letter additional detail regarding your accounting treatment for the $5.8 million in commercial loans restructured in December 2005, including, but not limited to the following:

•                  Your accounting policy for restructured loans;

•                  The balances recorded for the loans, both prior to and following the restructuring;

•                  The balances recorded for any allowance for loan losses specifically identified for these loans, including any charge-offs, prior to and following the restructuring;

•                  A comparison of the terms of the original versus restructured agreements, including the principal amounts, interest rates, principal and interest payments, maturity dates, collateral and other relevant characteristics; and

•                  A description of how the other creditors with priority to the loan collateral were satisfied and your consideration of the collateral in determining the specified allowance for loan losses.

Los Alamos National Bank (“LANB”) began a relationship with the borrower of the restructured commercial debt in 1998. The borrower is a family-run business which conducts land development and construction projects. The relationship grew based on the net income and the growing number of projects of the borrower. The borrower’s weakness began with a dispute over a large contract that began in 2003 and continues to be unresolved as the parties are in litigation over the dispute. The basis of the dispute is over the character and scope of work required to perform under the contract and the associated delays and cost overruns. The amounts claimed for work done under the contract have not yet been fully paid but were incurred by the borrower, which led to the financial difficulties of the borrower.

LANB followed its loan policy and the applicable accounting treatment for the $5.8 million in commercial loans which were restructured in December 2005. The applicable provisions of LANB’s loan policy (the “loan policy”) regarding restructured loans are attached as Exhibit A hereto. LANB monitored the loan during the period of dispute over the contract and identified the relationship as having weaknesses sufficient under the loan policy requiring specific identification for probable losses in the quarter-ending June 2005 following discussions with both parties to the contract. At that time, LANB specifically identified $916,000 in the allowance for loan losses with regard to this relationship. In September 2005, LANB increased the specific identification to $2.0 million, and in December 2005, after a thorough review of the relationship, collateral, borrower and credit, LANB completed the restructuring of the loans to provide for a stronger collateral position and restructure payments to aid the borrower in its ability to repay the loans. LANB at that time charged off $1.5 million and specifically identified $916,000 for probable losses from this relationship. As of March 31, 2006, LANB had $900,000 in its allowance for loan losses specifically identified for this relationship. LANB has been receiving payments as required under the modified terms of the Work Out Agreement since December 2005.

The accounting for restructured loans is governed by Statement of Financial Accounting Standards (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan (as amended). Accordingly, when a loan is considered impaired it should be accounted for at an amount the bank considers to be the present value of all expected future cash flows in a manner consistent with the loan’s measurement before it became impaired. As a practical expedient, however, we may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent (paragraph 13, SFAS 114).

In the case of the loans in question, LANB considers the loans to be collateral dependent because the repayment of the loans is expected to be provided solely by the underlying collateral. Accordingly, the loans in question were charged down appropriately to reflect the estimated proceeds from their collateral.

LANB carefully evaluated the potential value of the collateral as it negotiated a restructuring of the credits. LANB reviewed the values in both determining the amount to be charged-off as well as in determining what, if any, amounts should remain with specific identification for this relationship in the allowance for loan losses. The collateral for the restructured loans consists of furniture, fixtures, equipment, inventory, accounts, chattel paper, tangibles, and general intangibles of the borrower, real property, and an assignment of claims in ongoing litigation.

LANB discounted the value of each of these items pursuant to its loan policy as well as based upon the particular circumstances of this relationship. LANB typically uses a maximum of 80% of the appraised value for furniture, fixtures, equipment, inventory, accounts, chattel paper, tangibles and general intangibles as well as for real property. In addition, LANB has greatly discounted the value of the legal claims which have an uncertain value. The total value LANB has assigned to the collateral is over $8.0 million. In addition, $900,000 was allocated from the allowance for loan losses to this relationship in case of a shortfall in the collateral value. We continue to monitor the collateral values, including obtaining Accounts Receivables agings each month, to determine whether the allocation remains sufficient.

Based on the evaluation of the collateral, LANB restructured the amounts owing and altered the material terms of the loans as shown in the following tables. The first table shows the balances of the loans prior to restructuring.

	Principal Balances Prior to Restructuring	Interest Balances Prior to Restructuring	Total Balances prior to Restructuring
	$1,000,000.00	$46,684.90	$1,046,684.90
	$216,598.92	$12,612.01	$229,210.93
	$1,497,123.29	$69,893.07	$1,567,016.36
	$387,468.31	$18,088.90	$405,557.21
	$2,738,521.93	$127,847.68	$2,866,369.61
TOTALS	$5,839,712.45	$275,126.56	$6,114,839.01

The following table shows the original principal balances of the two new loans entered into as part of the restructuring. These loans include attorneys’ and other fees incurred in the restructure and negotiation of the restructure as well as the amounts paid to settle with creditors with priority.

Balances Following Restructuring	Difference in Loan Balance from Restructured (Old) Loans
$4,823,113.53	Additional $200,000.00 was amount paid to settle with creditor with priority on contract proceeds
$1,516,385.15	Fees — Accounting ($8,912.90) Fees — Legal ($34,848.20) Fees — Legal ($14,736.91)

In addition to the restructured loans, LANB has agreed to provide a $75,000 letter of credit on a short-term basis for the borrower to enable it to secure additional business.

The following table shows the changes in the material terms of the original loans and the restructured debts.

	Original Terms	Restructured Loan Terms
Principal Amount, Interest Rate and Maturities

$1,000,000 line of credit originated on August 5, 2002 at WSJ plus 2.00% with initial rate of 7.00% with an original maturity of 12 months; $1,000,000 line of credit originated on December 20, 2002 at WSJ plus 2.00% with initial rate of 7.75% with an original maturity of 6 months; $1,500,000 line of credit originated on January 10, 2003 at WSJ plus 2.00% with initial rate of 7.00% with an original maturity of 12 months; $387,468.31 single payment loan originated on April 16, 2004 at WSJ plus 1.00% with initial rate of 5.00% with an original maturity of 6 months; and $2,738,521.93 single payment loan originated on April 16, 2004 at WSJ plus 1.00% with initial rate of 5.00% with an original maturity of 6 months. Each of these loans were renewed for various periods.

		$4,823,113.53 with Interest fixed at 7% with a 24 months maturity but amortized over 84 months.	$1,516,385.15 with Interest fixed at 7% with a default rate of 16% with a 12 month maturity
Payment Schedule	Payments were quarterly interest only payments with a variable rate on each loan	Monthly payments are $72,793.71 with debt amortized over 84 months; Payments are monthly interest and principal with a balloon payment due on the 24th month

Quarterly payments are $21,018,83; Payments are quarterly accrued interest only; however, pursuant to the Work Out Agreement, all interest payments received will first be applied to the principal balance

Financial and	Financials required	Financials required	Financials required

Other Reports	annually or as requested	annually or as requested; Accounts Receivables agings are required monthly	annually or as requested; Accounts Receivables agings are required monthly
Collateral

Collateral was all furniture, fixtures, equipment, inventory, accounts, chattel paper, tangibles, and general intangibles and Real Property located in Texas, Real Property in New Mexico, Assignment of Contract Proceeds

		Collateral is all furniture, fixtures, equipment, inventory, accounts, chattel paper, tangibles, and general intangibles, Real Property located in Texas, and assignment of claims and claim proceeds	Collateral is all furniture, fixtures, equipment, inventory, accounts, chattel paper, tangibles, and general intangibles, Real Property located in Texas, and assignment of claims and claim proceeds
Guarantors	Personal unlimited guarantees from the principals (4) and their spouses (4)	Personal unlimited guarantees from the principals (3) and their spouses (3)	Personal unlimited guarantees from the principals (3) and their spouses (3)

* One of the principals and his spouse who guaranteed the original notes were released under the original loans prior to restructuring due to their departure from the business. Real Property in Albuquerque, New Mexico was released to allow for the sale which reduced the principal due on several loans.

In the course of restructuring the loans, LANB and the borrower negotiated the settlement of claims from other secured creditors who had priority over portions of the original collateral. These other secured creditors were satisfied in one of two ways.

•                  The first group of secured creditors was satisfied through the sale of borrower’s equipment to a third party, with whom LANB entered into an agreement regarding its potential recovery of amounts from the sale of the equipment. The Agreement LANB entered into with the third party purchaser of the equipment provides that LANB will recover a percentage of amounts received at the auction of the equipment over the purchaser’s costs and commission.

•                  The remaining secured creditor was satisfied through a settlement agreement, in which it was paid $200,000.00 by LANB at the time of the restructure, given uncontested right to certain monies that are part of the amount disputed under the contract referred to above, and will receive the first $300,000 of any monies received from any suit against or settlement regarding the disputed contract following the reimbursement to LANB of all attorneys fees, other professional or witness fees, costs and taxes.

Federal and state taxation authorities and several subcontractors remain with unsecured claims against the Borrower that LANB believes to be subordinate to the claims of LANB. These claims were not settled by LANB or the borrower at the time of restructure.

Report of Independent Registered Public Accounting Firm

2.              We note that the current year audit report of Moss Adams, LLP references the prior year audit opinions of Neff + Ricci, LLP, however the prior year audit reports are not included in the current year Form 10-K. Please file an amended Form 10-K on EDGAR which includes the reports of Neff + Ricci, LLP for the fiscal years ended December 31, 2004 and 2003.

The Auditor Opinions for 2003 and 2004 are attached hereto as Exhibit B. The Company has requested that the Form 10-K for the year-ended December 31, 2005 not be amended to include these opinions until the Staff has reviewed the information in this letter and determined whether there is any additional information determined necessary. This request was intended to avoid the possibility of filing multiple amendments. This request was verbally approved by the SEC on May 12, 2006.

Note 5 — Loan Servicing and Mortgage Servicing Rights

3.              Please provide in your response letter a rollforward of the gross beginning and ending balances separately for mortgage servicing rights and for the related valuation allowances for each period for which results of operations are presented, detailing significant changes such as servicing rights originated and capitalized, amortization, impairments, write-downs and valuation adjustments, as applicable. Please refer to paragraph 17(e) of FAS 140 and include the disclosures in future filings.

Below is a table showing the rollforward of gross beginning and ending balances for mortgage servicing assets for the three years indicated:

	2005	2004	2003
	(In thousands)
Balance, beginning of year	$11,858	$12,368	$7,472
Servicing rights originated and capitalized	1,909	2,229	6,145
Amortization	(2,758)	(2,739)	(1,249)
	$11,009	$11,858	$12,368

Below is a table showing the rollforward of the Company’s mortgage servicing asset valuation allowance for the three years indicated:

	2005	2004	2003
	(In thousands)
Balance, beginning of year	$(3,487)	$(4,576)	$(3,822)
Aggregate reductions credited to operations	3,267	2,967	3,509
Aggregate additions charged to operations	(1,010)	(1,878)	(4,263)
	$(1,230)	$(3,487)	$(4,576)

The fair value of mortgage servicing assets was $10.5 million, $8.7 million and $8.2 million at December 31, 2005, 2004 and 2003, respectively.

The primary risk characteristics of the underlying loans used to stratify the servicing assets for the purposes of measuring impairment are interest rate and original term.

4.              As a related matter, please tell us in your response letter the method and significant assumptions that were used to determine the valuation allowance for mortgage servicing rights.

Our valuation allowance is used to recognize impairments of our mortgage servicing rights (MSRs). An MSR is considered impaired when the market value of the MSR is below the amortized book value of the MSR. The MSRs are accounted by risk tranche, with the interest rate and term of the underlying loan being the primary strata used in distinguishing the tranches. Each tranche is evaluated separately for impairment.

We have an independent third party analyze our MSRs for impairment on a monthly basis. This independent third party analyzes the underlying loans on all serviced loans and, based upon their knowledge of the value of MSRs that are traded on the open market, they assign a current market value for each risk tranche in our portfolio. We then compare that market value to the current amortized book value for each tranche. The change in market value (up to the amortized value of the MSR) is recorded as an adjustment to the MSR valuation allowance, with the offset being recorded as an addition or a reduction to income.

The independent third party used the following assumptions to calculate the market value of our MSRs as of December 31, 2005 and 2004:

•                  Prepayment Standard Assumption speed of 165% and 265%, respectively;

•                  Discount rate of 9.01% for both periods; and

•                  Earnings rate of 4.00% and 3.75%, respectively.

Trinity Capital Corporation acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this information is responsive to your requests. Please let me, Daniel Bartholomew, our Chief Financial Officer, or Heather Boone, our General Counsel, know if you need additional information. You can reach me at (505) 662-1030 or bill@lanb.com.

Very truly yours,

/s/ William C. Enloe

William C. Enloe
President and Chief Executive Officer

cc:           Robert Fleetwood, Barack Ferrazzano

Heather Boone, General Counsel

Daniel Bartholomew, Chief Financial Officer

Jim Thompson, Moss Adams, LLP

EXHIBIT A

LOS ALAMOS NATIONAL BANK LOAN POLICY

Section 23.04 Renegotiated Loans

Renegotiated/Restructured Loans are loans where a concession is granted, that would not otherwise be considered, for economic or legal reasons related to a debtor’s financial difficulties. Restructuring may involve extended payment schedules; reduced interest rates, principal, or accrued interest; or granting additional credit. A loan agreement is required documentation on all renegotiated loans. Loans extended or renewed at an interest rate equal to current rate for new loans with similar risk are excluded. Non-accrual loans are excluded. Renegotiated loans are subject to Workout Loan Policy requirements.

Article XXIV. WORKOUT LOAN POLICY

Section 24.01 Definition of a Workout Loans

Workout Loans include all Substandard and Doubtful classifications designated by a regulatory authority or Loan Review including but not limited to loans that have been put back on an accrual status and Renegotiated Loans.

Loan portions classified Loss by bank examiners or Loan Review are to be charged-off by the end of the Quarter in which the Loss classification is assigned to comply with regulatory reporting requirements.

Additional credit may be extended to borrowers having loans classified more severely than Special Mention only when collectability can be improved. ILC approval noted on the funding sheet is required along with reasons for granting additional credit. Interest capitalization is considered a form of additional credit. These loans will be presented to the Board for review and noted in Board Minutes.

Section 24.02 Workout Loan Program

The officer made responsible for a workout loan shall formulate a program to address the following:

1)              Recognize the problem (inadequate cash flow, nonperformance, heavy debt, weak capacity, illiquid condition, etc.). Any apparent weakness that may jeopardize orderly repayment could be reason for concern.

2)              Identify problem causes (bad markets, weather conditions, over expansion, poor management, high operating costs, lack of income producing assets or activities, etc.) to provide direction for corrective actions.

3)              Evaluate repayment ability in terms of minimum funds available for debt repayment from normal operating sources. Determine cash flow and sources. If inadequate, sale or refinance of assets will be necessary.

4)              Carefully review loan collateral documentation. A current inspection of collateral and overall operation shall be made.

5)              Determine available alternatives for borrower and bank. When possible, obtain additional collateral. Options are increased or decreased by the amount of information and detail provided.

6)              Decide which options to follow. Formulate a program outlining what is expected of both the bank and borrower specifying when particular events may occur with the understanding that adjustments and delays may develop during the workout period.

7)              Memo file using an Action Plan outlining the above points.

All loans graded Substandard and Doubtful must have written Action Plans in the file. Additional Balance Club accounts and credit cards, which are automatically downgraded based on the number of months past due, are exempt. An action plan must be completed for an ABC or credit card when reopening or increasing their limit.

EXHIBIT B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Trinity Capital Corporation:

We have audited the accompanying consolidated balance sheet of Trinity Capital Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements present fairly, in all material respects, the financial position of Trinity Capital Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003 and in conformity with accounting principles generally accepted in the United States of America.

/s/ Neff & Ricci LLP

Albuquerque, New Mexico

February 18, 2005